Exhibit D1 – Financial Statements of the Issuer

SeaRasa Innovations Inc.
(dba Rootless)
(a Delaware Corporation)

Reviewed Financial Statements

As of the years ended December 31, 2022 and
December 31, 2021

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

SeaRasa Innovations Inc.

Table of Contents











Alice CPA

Independent Accountant's Review Report

February 15, 2024
To: Board of Directors of SeaRasa Innovations Inc.
Attn: Sachi Singh, CEO
Re: 2022-2021 Financial Statement Review – SeaRasa Innovations Inc. (dba Rootless)

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of SeaRasa Innovations Inc. (dba Rootless; the "Company"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021 and the related statements of income, equity, and cash flows for the period of January 1, 2021 through December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of SeaRasa Innovations Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
February 15, 2024

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

SeaRasa Innovations, Inc. (dba Rootless)
BALANCE SHEETS
December 31, 2022 and 2021
(Unaudited)

ASSETS		2022		2021
Current Assets				
Cash and cash equivalents	$	215,941	$	397,204
Prepaids		794		5,522
Inventory asset		53,355		74,455
Inventory - production costs		66,658		-
Total Current Assets		336,747		477,180
Property and Equipment				
Computer equipment		1,098		1,098
Accumulated Depreciation		(458)		(92)
Net Property and Equipment		640		1,006
Other Assets				
Other receivables		3,628		-
Intangibles, net		4,548		4,300
Total Other Assets		8,176		5,800
Total Assets	$	345,564	$	482,487
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	40,386	$	14,015
Accrued expenses		50		3,985
Deferred revenue		2,649		253
Noted payable - Founder		21,968		21,974
Total Current Liabilities		65,053		40,227
Total Liabilities		65,053		40,227
Stockholders' equity				
Common Stock, $0.0001 par value; 15,000,000 authorized;				
15,000,000 issued and outstanding		1,500		1,500
Stock Receivable		(1,500)		(1,500)
Safe Notes		1,600,000		1,000,000
Retained Earnings		(1,319,489)		(557,740)
Total Stockholders' Equity		280,511		442,260
Total Liabilities and Stockholders' Equity	$	345,564	$	482,487

The accompanying footnotes are an integral part of these financial statements.

SeaRasa Innovations, Inc. (dba Rootless)
INCOME STATEMENTS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Revenues	$ 136,112.63	$ 5,919
Less: Discounts and refunds	(40,356)	(783)
Cost of revenues	(90,729)	(5,259)
Gross Profit	5,028	(123)
Operating Expenses		
Advertising and marketing	204,571	297,191
General and administrative	26,001	8,953
Salaries and wages	244,955	69,786
Research and development	45,615	119,977
Facilities	156,855	3,849
Professional services	88,061	57,569
Depreciation and amortization	718	291
Total Operating Expenses	766,777	557,617
Other Income		
Other income/expense	-	-
Total Other income (expense)	-	-
Net Income (Loss)	$ (761,749)	$ (557,740)

The accompanying footnotes are an integral part of these financial statements.

SeaRasa Innovations Inc. (dba Rootless)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	Common Stock Shares	Common Stock Value ($0.0001 par)	Additional Paid in Capital	Stock Receivable	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance as of February 18, 2021 (Inception)	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of Common Stocks	15,000,000	1,500	-	(1,500)	-	-	-
Issuance of SAFE Notes	-	-	-		1,000,000	-	1,000,000
Net loss	-	-	-		-	(557,740)	(557,740)
Balance as of December 31, 2021	15,000,000	1,500	-	(1,500)	1,000,000	(557,740)	442,260
Issuance of SAFE Notes	-	-	-		600,000	-	600,000
Net loss	-	-	-		-	(761,749)	(761,749)
Balance as of December 31, 2022	15,000,000	$ 1,500	$ -	$ (1,500)	$ 1,600,000	$ (1,319,489)	$ 280,511

The accompanying footnotes are an integral part of these financial statements.

SeaRasa Innovations Inc. (dba Rootless)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (761,749)	$ (557,740)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	718	291
Changes in operating assets and liabilities:		
Other receivable	(3,628)	-
Prepaids	4,728	(5,522)
Inventory	(45,558)	(74,455)
Accounts payable	26,371	14,015
Accrued expenses	(3,935)	3,985
Deferred revenue	2,396	253
Net cash provided by (used in) operating activities	(780,657)	(619,173)
Cash Flows from Investing Activities		
Computer equipment	-	(1,098)
Intangibles	(600)	(4,500)
Net cash used in investing activities	(600)	(5,598)
Cash Flows from Financing Activities		
Advances notes payable, net	(6)	21,974
Issuance of Safe Notes	600,000	1,000,000
Issuance of Common Stock		
Net cash used in financing activities	599,994	1,021,974
Net change in cash and cash equivalents	(181,263)	397,204
Cash and cash equivalents at beginning of period	397,204	-
Cash and cash equivalents at end of period	$ 215,941	$ 397,204

The accompanying footnotes are an integral part of these financial statements.

SEARASA INNOVATIONS, INC. (DBA ROOTLESS)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SeaRasa Innovations, Inc. (dba Rootless) ("Company") was organized as a Delaware corporation on February 18, 2021, headquartered in San Francisco, California. The Company digital native e-commerce CPG company that sells innovative seaweed wholefood supplements.

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $1,319,489 as of December 31, 2022. All of these factors are integral to the Company's ability to continue as a going concern.

Management is forecasting revenue growth during 2023 and expects to raise additional capital to finance operations. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through December 1, 2024, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally

SEARASA INNOVATIONS, INC. (DBA ROOTLESS)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Inventory

Inventory assets are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Inventory production costs are the labor and production costs incurred and are stated at the lower of cost or market value. Cost is determined by the volume of production in the specific month.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Fixed Assets

Property and equipment is comprised of computer equipment and trademarks and is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three and fifteen years for computer equipment and trademarks, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating

SEARASA INNOVATIONS, INC. (DBA ROOTLESS)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by seaweed wholefood supplements. The Company's payments are generally collected upfront, but some are on a Net 30 or Net 45 term. The Company has deferred revenue totaling $2,649 and $253 on December 31, 2022 and 2021, respectively, for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Accounting Pronouncements Adopted in 2022

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. As the Company has no lease commitments, adoption of the new guidance resulted in no ROU assets and lease liabilities.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities will be recognized at commencement date based on the present value of lease payments over the lease term.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS

SEARASA INNOVATIONS, INC. (DBA ROOTLESS)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

Fixed assets at December 31, 2022 and 2011 consists of the following:

	2022	2021
Computer Equipment	1,098	1,098
Trademarks	5,100	4,500
Accumulated Depreciation/Amortization	(1,009)	(291)
Total	$ 5,189	$ 5,306

NOTE 4 – RELATED PARTY LOANS

From time to time the Company takes advances from members. As of December 31, 2022, and 2021, the balance of the advances from related parties was $21,974 and $21,968, respectively. These advances have no interest rate or specified maturity date.

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 6 – EQUITY

Common Stock

The Company authorized 15,000,000 shares of Common Stock at $0.0001 par value.

In 2021, the Company issued 15,000,000 of Common Shares to its founder Sachi Signh.

Additional Paid-In Capital – SAFEs

In March 2021 the Company issued a revolving Simple Agreements for Future Equity ("SAFEs") to a private investment company. The SAFEs were automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $10,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

As of December 31, 2022 and 2021 the total investment from the revolving SAFE totaled $1,600,000 and $1,000,000, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

SEARASA INNOVATIONS, INC. (DBA ROOTLESS)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

NOTE 8 – SUBSEQUENT EVENTS

SAFEs Issued

The Company has received additional investment in the form of SAFEs from its issued revolving SAFE totaling $1,000,000.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Simple Agreements for Future Equity (SAFEs). The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through February 15, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.